Filed pursuant to Rule 253(g)(2)

File No. 024-10496

Groundfloor Finance Inc.

Supplement No. 3

to the Offering Circular

qualified December 15, 2015

 Dated: March 17, 2016

This Supplement No. 3 to the Offering Circular originally qualified December 15, 2015 (this “Supplement”) supplements the offering circular of Groundfloor Finance Inc. (the “Company,” “we,” “us,” or “our”), dated December 8, 2015 (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Officer Circular Supplement, capitalized terms used in herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this Supplement is to provide updated disclosure regarding:

•	Summary financial information for the Company;
•	Certain risk factors;
•	Certain disclosures related to the description of the Company’s business;
•	Our capitalization;
•	Our management and principal shareholders; and
•	Management discussion and analysis.

Our financial statements for the fiscal year ending December 31, 2015 and 2014 and notes thereto are also included in this Supplement beginning on page F-1.

Summary Financial Information

The following information updates and replaces the information in the section titled “Summary Financial Information” beginning on page 14 of the Offering Circular:

The consolidated statements of operations data set forth below with respect to the fiscal years ended December 31, 2015 and December 31, 2014 are derived from, and are qualified by reference to, the audited consolidated financial statements included in this Offering Circular and should be read in conjunction with those financial statements and notes thereto.

	Year Ended December 31, 2015	Year Ended December 31, 2014
Operating revenue:
Origination fees	$29,837	$10,075
Servicing fees	16,927	2,207
Total operating revenue	46,764	12,282
Net interest income (expense):
Interest income	106,223	19,496
Interest expense	(106,223)	(19,496)
Net interest income (expense)	-	-
Total net revenue	46,764	12,282
Cost of revenue	(6,384)	(5,686)
Net revenue	40,380	6,596
Operating expenses:
General and administrative	548,232	338,423
Sales and customer support	188,742	130,804
Development	204,969	91,908
Regulatory	485,503	380,845
Marketing and promotions	560,054	283,873
Loss from operations	(1,947,120)	(1,219,257)
Interest expense	1,295	401,013
Net loss	$(1,948,415)	$(1,620,270)

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Risk Factors

The following risk factors starting on page 16 of the Offering Circular are replaced, in their entirety, as follows:

Our Management team has limited experience in mortgage loan underwriting.

As of March 15, 2016, (i) we have issued and sold 43 series of LROs totaling $3,988,675 and (ii) are in the process of offering one additional series of LROs totaling $85,000, with an average loan size of approximately $105,000. As of March 15, 2016, 32 Loans funded by these LROs are current, 11 have been paid back, and none have gone into default or been modified. See “Management Discussion and Analysis—Overview—LRO Program” for additional information.

Additionally, as of March 15, 2016, we have extended 36 loans for real estate development projects through our subsidiary, Groundfloor GA, for an aggregate principal amount of $1,881,000, with an average loan size of approximately $52,500. Of the 36 loans funded, 27 loans have been paid back in full and nine loans are currently outstanding. Of the nine outstanding loans, six loans went into default and have been modified—each were extended three months past the original maturity. We are in various stages of managing the repayment or further modification of these six loans, including negotiating additional workouts of three of these loans. The other remaining three outstanding loans are current as of March 15, 2016. See “Management Discussion and Analysis—Overview—Georgia Notes Program” for additional information.

Prior to financing these projects, our officers had no experience in mortgage loan underwriting. If our method for evaluating potential Projects to fund and for establishing interest rates for such Projects proves flawed, investors may not receive the expected yield on the LROs. Although our proprietary Grading Algorithm is based upon certain quantifiable characteristics that we developed and is primarily driven by leverage and asset value, there is no assurance that the Grading Algorithm will accurately assess the risks associated with the Developer or the property for which the Loan is being sought.

Our auditor has expressed substantial doubt about our ability to continue as a going concern.

Our financial statements for the years ended December 31, 2015 and December 31, 2014, include a going concern note from our auditors. We incurred a net loss for the years ending December 31, 2015 and December 31, 2014, and had an accumulated deficit as of $3,704,156 and $1,755,741 as of December 31, 2015 and December 31, 2014, respectively. In view of these matters, our ability to continue as a going concern is dependent upon our ability to increase operations and to achieve a level of profitability. Since inception, we have financed our operations through debt and equity financings. We intend to continue financing our future activities and our working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements. The failure to obtain sufficient debt and equity financing and to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve our business objective and continue as a going concern.

Our independent auditors previously identified a material weakness in our internal control over financial reporting. Such weaknesses, if not remedied, could have a significant adverse effect on our ability to report our financial results accurately and timely in the future.

Our independent auditors identified a material weakness in our internal controls in connection with the preparation of our financial statements and the audit of our financial results for 2014, which management took steps to remediate. See “Management Discussion and Analysis—Material Weakness in Internal Controls” for more information. No such weaknesses were identified in connection with the preparation of our financial statements and the audit of our financial results for 2015. Failure to achieve and maintain an effective internal control environment could prevent us from providing reliable and accurate financial information and forecasts or from avoiding or detecting fraud.

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We have entered into material transactions with our promoters.

Since inception, we have entered into certain material transactions involving our officers, directors and principal shareholders (collectively, the “Promoters”). For instance, certain affiliates and family members of our directors have participated in the Series Seed Financing, the Bridge Financing, and the Series A Financing (each as defined below). We have adopted a policy that a majority of our disinterested Independent Directors (as defined below) must approve any loan to or on behalf of, or other material affiliated transaction involving, our Promoters. However, we have lacked sufficient disinterested Independent Directors to approve the prior material affiliated transactions listed above at the time each was consummated and may choose to enter into transactions in the future for which we lack sufficient disinterested Independent Directors. See “Interest of Management and Others in Certain Transactions” and “Transactions with Promoters” below.

We have incurred net losses in the past and expect to incur net losses in the future. If we become insolvent or bankrupt, you may lose your investment.

We have incurred net losses in the past, and we expect to incur net losses in the future. Our accumulated deficit was $3,704,156 and $1,755,741 as of December 31, 2015 and December 31, 2014, respectively. We have not been profitable since our inception, and we may not become profitable. In addition, we expect our operating expenses to increase in the future as we expand our operations. If our operating expenses exceed our expectations, our financial performance could be adversely affected. If our revenue does not grow to offset these increased expenses, we may never become profitable. In future periods, we may not have any revenue growth or our revenue could decline. Our failure to become profitable could impair the operations of our Platform by limiting our access to working capital required to operate our Platform. If we were to become insolvent or bankrupt, it is likely that we would default on our payment obligations under the LROs, and you may lose your investment.

The following risk factor is added to the section titled “Risk Factors—Compliance and Regulation” starting on page 30 of the Offering Circular:

If a fundamental change occurs in the information set forth in this Offering Circular, we may be required to suspend offering LROs hereunder until a post-qualification amendment disclosing such information is qualified by the Securities and Exchange Commission, which may adversely affect our financial performance.

This Offering Circular relates to the issuance of LROs pursuant to Tier I of Regulation A under the Securities Act. Pursuant to the rules of Regulation A, we are required to file a post-qualification amendment to reflect any facts or events arising after the qualification date of this Offering Circular (or the most recent post-qualification amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth herein. We also may be required to suspend ongoing offerings of LROs under this Offering Circular and/or delay qualifying additional series of LROs until such post-qualification amendment is qualified by the Securities and Exchange Commission (the “Commission”). If we are required to suspend and/or offerings of LROs for an extended amount of time pending qualification by the Commission, our financial performance could be adversely affected.

Servicing and Collection of Loans

The following information updates and replaces the information in the last paragraph of the section titled “Description of the Company’s Business—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans” on page 63 of the Offering Circular:

Our obligation to make LRO Payments is limited, in all circumstances, to an amount equal to the holder’s pro rata share of the amount of Loan Payments, if any, actually received on the corresponding Loan. Investors who have purchased LROs are able to monitor the payment status of the corresponding Loan as “Current,” “Late” (followed by the number of days late), “Repaid,” “Defaulted,” or “Written-Off” through the “Investor Dashboard,” but cannot participate in or otherwise intervene in the collection or enforcement process. We generally characterize the collection status of our Loans as:

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•	repaid (i.e., all Loan Payment obligations have been made),

•	“current” (i.e., no events of default have occurred, all payment obligations have been met or none are yet triggered),

•	subject to “workout” (i.e., there has been one or more payment defaults on the Loan and we have negotiated a modification of the original terms that does not amount to a fundamental default), which may delay payment to the holders of the corresponding LROs (as is the case with an extension) or result in such holders receiving less than the original Expected Return (as would be the case if we agreed to reduce the interest owed on the Loan),

•	subject to a “fundamental default” (i.e., where a loan has defaulted and there is a chance that we will not be able to collect 100% of the principal amount of the Loan by the Extended Payment Date of the corresponding LRO, or

•	“written off” (i.e., we have determined that all or a portion of the Loan has been uncollectable).

For instance, we would treat any default tied to a bankruptcy (or pending bankruptcy or placing into receivership) of the borrower to be a fundamental default. In addition, a fundamental default would occur when the borrower has entered into a payment default (i.e., failed to make a payment when due) and, due to circumstances surrounding the Project and relative to the borrower, we must either (1) modify the loan in a manner that reduces the principal amount below 100%, (2) put the property into foreclosure, (3) sell the note or (4) pursue other remedies that would reasonably be expected to result in less than full payment of the original principal amount of the loan by the Extended Payment Date. We do not consider a payment default, either by itself or in combination with one or more extensions or other work-out arrangements that contemplate full repayment of the original principal amount of the Loan, to amount to a fundamental default.

Employees

The following information updates and replaces the information in the section titled “Description of the Company’s Business—Employees” on page 72 of the Offering Circular:

We currently have fourteen full-time employees and no part-time employees.

Capitalization

The following information updates and replaces the information in the section titled “Capitalization” on page 72 of the Offering Circular:

The following tables reflect our capitalization as of December 31, 2015 and December 31, 2014. The tables are not adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings or the subsequent closings of any financings.

The historical data in the tables is derived from and should be read in conjunction with our financial statements included in this Offering Circular. You should also read this table in conjunction with the section entitled “Management Discussion and Analysis”.

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	Amounts Outstanding as of December 31, 2015	Amounts Outstanding as of December 31, 2014
Stockholders’ Deficit:
Common stock, no par	$17,173	$8,127
Preferred stock, no par	7,571,526	1,562,091
Additional paid-in capital	422,423	367,549
Less: Stock subscription receivable	(560)	(560)
Accumulated deficit	(3,704,156)	(1,755,741)
Total stockholders’ equity	$4,306,406	$181,466

Management

The following information updates and replaces the information in the section titled “Management” on page 73 of the Offering Circular:

Directors, Executive Officers and Significant Employees

Name	Position	Age	Term of Office
Executive Officers:
Brian Dally	President and CEO, and Director	44	January 2013
Nick Bhargava	Executive Vice President, Legal and Regulatory, Acting Chief Financial Officer and Secretary	32	January 2013
Benjamin Armstrong	Vice President of Customer Operations	35	September 2013
Chris Schmitt	Vice President of Software	41	February 2014
Directors:
Bruce Boehm	Director	62	December 2014
Nick Bhargava	Director	31	January 2013
Brian Dally	Director	44	January 2013
Sergei Kouzmine	Director	52	November 2015
Michael Olander, Jr.	Director	33	December 2014
Richard Tuley Jr.	Director	46	December 2014

Biographies of Directors, Executive Officers and Significant Employees of the Company

Benjamin Armstrong (35) has served as our Vice President of Customer Operations since September 2013. Prior to joining the Company, he served as Director of Product Management for Republic Wireless, a division of Bandwidth.com, beginning August 2012, where he developed a new pricing and merchandising strategy, owned the product roadmap and business plan execution, and led a cross-functional team of eight team leads in weekly meetings to execute on product strategy. As the Director of Strategy, Business Development and Finance for Bandwidth.com from April 2011 to October 2011, Mr. Armstrong helped create the business model for the company, identified and established key current and future strategic priorities and opportunities including understanding of customer and market trends across the Internet, media and technology sectors, and established the profitability roadmap to drive overall strategy and operational objectives. As an Investment Banking Associate in the Consumer & Retail Group of Bank of America Merrill Lynch from July 2010 to February 2011, Mr. Armstrong assisted clients in the areas of merger and acquisition and LBOs, share repurchase programs, dividend policies, equity offerings and debt offerings in addition to managing teams of one to two analysts on different deal assignments. Mr. Armstrong received a Masters in Finance from London Business School in 2010, a MBA from Emory University in 2009, and a BA in Biology from the University of North Carolina at Chapel Hill in 2003.

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Nick Bhargava (32) is a co-founder of the Company, has served on our Board of Directors and as our Secretary since our inception. Mr. Bhargava was also named Executive Vice President, Legal and Regulatory in July 2014. Mr. Bhargava completed a Practicum with SciQuest Inc. from January 2012 to May 2012 where he was responsible for reviewing and editing the company’s federal securities filings and sales contracts. Previous to that, he served as a Regulatory Analyst for the Financial Services Roundtable from May 2011 to August 2011, where he reviewed and analyzed legislation and regulation, particularly the Dodd-Frank Wall Street Reform and Consumer Protection Act rulemakings. From May 2010 to August 2010, Mr. Bhargava served as an Honors Intern in Trading and Markets with the SEC, at which he was tasked with researching and analyzing the May 6, 2010 Flash Crash in addition to reviewing proposed rules, comments on proposed rules and SRO filings. As an Enforcement Intern with the Financial Industry Regulatory Authority from May 2009 to August 2009, Mr. Bhargava was responsible for developing enforcement actions against broker-dealers. Prior to these positions, Mr. Bhargava worked as a Trader for TD Waterhouse Inc. from September 2006 to February 2008 and had responsibility for taking and executing trade orders for equities and equity options for high value accounts. Mr. Bhargava received his LLM from Duke University School of Law in 2012, a JD from American University in 2011, and a BS in Biological Sciences and Business from University of Alberta in 2006.

Bruce Boehm (62) has served on our Board of Directors since December 2014. Mr. Boehm is an active angel investor in the Raleigh-Durham area and advisor to several specialty investment funds. During his career, he has been a director for more than 35 publicly and privately held companies. From 1992 to 1996, he created and directed the Masters of Engineering Management Project at the University of Canterbury in Christchurch, New Zealand. Prior to 1992, he was a General Partner of U.S. Venture Partners in Menlo Park, California, with responsibility for a portfolio of approximately 20 healthcare and technology investments. Prior to 1982, he was employed by several Silicon Valley and Route 128 companies as an engineer and project manager. Mr. Boehm received a BS from MIT in 1975 and a MS and MBA from Stanford University in 1982. Mr. Boehm qualifies as an independent director under the NASAA Statement of Policy Regarding Corporate Securities Definitions.

Brian Dally (44) is a co-founder of the Company, has served on our Board of Directors and as our President and Chief Executive Officer since its inception. Prior to forming the Company, he served as the Chief Instigator of Fomentum Consulting, LLC beginning in September 2012, responsible for consulting for technology companies in the area of marketing, customer acquisition, and product development. As the Senior Vice President and General Manager of Republic Wireless, a division of Bandwidth.com, from January 2010 to September 2012, Mr. Dally led the successful formation and launch of the company’s mobile division, including managing over 60 individuals and achieving a $60 million revenue run-rate before the end of the first year of operation. From May 2008 to January 2009, Mr. Dally served as the Principal at Peripatetic Ventures Corp., a management consulting firm for high-growth technology company clients, where he assisted clients to develop partnerships to execute new product strategies and cultivate potential customer relationships in addition to conducting buyer needs research, analyzing competition, and crafting positioning and messaging. Mr. Dally has also held officer-level positions with Cecure Gaming LTD, a consumer poker and casino games service for mobile phones, and Motricity Inc., a mobile platform for entertainment and applications. Mr. Dally received a JD from Harvard Law School in June 1999, a MBA from Harvard Business School in 1999, and a BA in Political & Social Thought from the University of Virginia in 1993.

Sergei Kouzmine (52) has served on our Board of Directors since November 2015. Mr. Kouzmine is an experienced entrepreneur, executive, and venture capitalist, founding over 10 companies in the banking, retail, and entertainment industries. During the 1990s, Mr. Kouzmine worked at Russia's Center for Financial Technologies, where he developed a Russian payment network system based on smart-card technology. Mr. Kouzmine has also held senior management positions at Invest AG, Finstar Financial Group, and Evraz Group, Russia's largest steel manufacturer. Mr. Kouzmine is the founder and managing partner of qWave Capital, a venture fund investing in emerging technologies. Mr. Kouzmine received an MS in physics from Novosibirsk State University, an MBA from the University of Chicago, Booth School of Business, and a PhD in nuclear physics from the Institute of Nuclear Physics in Russia.

Michael Olander Jr. (33) has served on our Board of Directors since December 2014. Since its inception in 2005, Mr. Olander has served as CEO, in addition to being the sole member and manager, of MDO Holdings, LLC, a diversified holding company that operates three core subsidiaries: MDO2 Fitness, LLC owns and operates 28 health clubs under the names O2 Fitness and East Shore Athletic Clubs; MOREI, LLC and its affiliates own in excess of 250,000 square feet of commercial real estate; and MDO Ventures JS, LLC is an investment company with over a dozen companies currently funded. Mr. Olander sits on the board of five companies funded by MDO Ventures and serves as an advisor to two more. He earned his Bachelor of Arts in Business Administration from the College of Charleston in 2004.

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Chris Schmitt (41) has served as our Vice President of Software since February of 2014, previously serving as our lead developer on a contract basis. Prior to joining the Company, he served as Senior Program Manager for Bandwidth.com beginning in January 2012, where he lead multiple teams in efforts to coordinate the release of products, created and implemented a new Beta program to improve product quality, and worked with senior management to define tasks and priorities for his teams. Mr. Schmitt served as the IT Manager of Bandwidth.com from September 2011 to January 2012, and in this role he managed a group of five developers on day-to-day operations of building and maintaining the website and back office and launch night of republic wireless including a massive scaling effort on Amazon’s EC2 services to handle peak web traffic. As Senior Developer for Bandwidth.com from October 2010 to September 2011, Mr. Schmitt’s responsibilities included organizing and acting as the team lead for the Broadband division. Also in this role, he took the division from an excel-based back office to an online back office through multiple integration, rebuilt the online customer portal with many enhanced features and reconstructed the back end to make it more scalable to meet future demand, and built a distributed ping-based product leveraging Amazon EC2 services from multiple regions to compete with other industry participants. Mr. Schmitt served as Senior Database Administrator for Credit Suisse from August 2009 to October 2010, where he acted as a primary database administrator for over 100 servers and worked with support groups to help improve communication and processes. Mr. Schmitt also operated his own consulting firm, TreadPath Software, LLC, from August 2007 to October 2010. Mr. Schmitt received a BA in Computer Information Systems from Roger Williams University in 1997.

Richard (“Rick”) Tuley Jr. (46) has served on our Board of Directors since December 2014. Mr. Tuley is an experienced real estate entrepreneur and business operator. He currently serves as the managing broker of Richard Tuley Realty, Inc., a real estate brokerage firm specializing in residential and commercial investment sales and property management which was founded in 1982. Mr. Tuley has been a licensed broker since 1992 and assumed full firm management in 2009. In addition, Mr. Tuley serves as President of Destiny Development Corporation, a Georgia-based general contracting firm founded in 2001. Destiny specializes in upscale custom and speculative residential construction and remodeling. Mr. Tuley is responsible for firm strategy, securing mortgage capital and making investment decisions. He is a third generation home builder, whose father founded two home building companies in Atlanta, Georgia. Mr. Tuley has over 25 years of experience in new home construction, lot and land development for multiple Fortune 500 companies, retail development, residential redevelopment, property management and long-term investing. Mr. Tuley is also an angel investor. He previously worked for the real estate team within Ernst & Young's entrepreneurial services group. He was also a senior associate in Leveraged Finance and the Financial Sponsors Coverage groups at UBS and a principal with Katalyst Venture Partners in New York. Between real estate and Wall Street, Mr. Tuley has been involved in well over $1 billion in transactions during his career. Mr. Tuley earned his undergraduate degree from Georgia Tech in 1992 and his MBA from Harvard Business School in 1999. Mr. Tuley qualifies as an independent director under the NASAA Statement of Policy Regarding Corporate Securities Definitions (collectively with Mr. Boehm, the “Independent Directors”).

Compensation of Our Management

The chart below includes the aggregate annual remuneration for the fiscal year ended December 31, 2015 of each of our officers and directors.

Name	Capacities in which remuneration was received during 2015	Cash Compensation ($)	Other compensation ($)(1)		Total compensation ($)
Brian Dally	President and Chief Executive Officer	$97,500	—		$97,500
Nick Bhargava	Executive Vice President, Legal and Regulatory	$62,499	—		$62,499
Ben Armstrong	Vice President of Customer Operations	$94,545	$1,753	(2)	$96,298
Chris Schmitt	Vice President of Software	$105,133	—		$105,133
Bruce Boehm	Director	—	$3,508	(3)	$3,508
Richard Tuley	Director	—	$3,508	(4)	$3,508

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(1)	Reflects the fair market value of the option awards vested as of December 31, 2015 granted to each of our officers during 2015 based on the Black-Scholes-Merton option pricing model. Assumptions used in the calculation of this amount are included in Note 6 of our audited financial statements for fiscal years ended December 31, 2015 and 2014 included in this Offering Circular.

(2)	Mr. Armstrong received options to purchase 12,200 shares of common stock as compensation for his services to the Company during 2015 pursuant to an Incentive Stock Option Agreement with an exercise price of $1.87 per share. Mr. Armstrong’s options are not exercisable until vested. Mr. Armstrong’s options vest in accordance with the following schedule: 43.6% vested on June 23, 2015, and 1.3% vests on the twentieth day of each successive month thereafter, subject to the termination provisions of the Incentive Stock Option Agreement. Shares purchased upon exercise of options are subject to a right of first refusal in favor of the Company pursuant to the terms of the 2013 Plan.

(3)	Mr. Boehm received options to purchase 8,000 shares of common stock as compensation for his services to the Company during 2015 pursuant to Nonqualified Stock Option Agreement with an exercise price of $1.87 per share. Mr. Boehm’s options are not exercisable until vested. Mr. Boehm’s options vest in accordance with the following schedule: 25% vested on June 23, 2015, and 4.1% vests on the eleventh day of each successive month thereafter, subject to the termination provisions of the Nonqualified Stock Option Agreement. Shares purchased upon exercise of options are subject to a right of first refusal in favor of the Company pursuant to the terms of the 2013 Plan.

(4)	Mr. Boehm received options to purchase 8,000 shares of common stock as compensation for his services to the Company during 2015 pursuant to Nonqualified Stock Option Agreement with an exercise price of $1.87 per share. Mr. Tuley’s options are not exercisable until vested. Mr. Tuley’s options vest in accordance with the following schedule: 25% vested on June 23, 2015, and 4.1% vests on the eleventh day of each successive month thereafter, subject to the termination provisions of the Nonqualified Stock Option Agreement. Shares purchased upon exercise of options are subject to a right of first refusal in favor of the Company pursuant to the terms of the 2013 Plan.

As of the date of this Offering Circular, we have not compensated our outside directors for their service on our Board of Directors, except that Messrs. Boehm and Tuley each received options to purchase 8,000 shares of common stock as compensation for their service on the board during 2015 as described above. In the future, we may implement an outside director compensation program that includes grants of cash and/or equity-based awards.

Employment Agreements

Except as described below, we have entered into employment agreements with each of our officers in the form of offer letters. Each offer letter provides for “at will” employment and sets forth the compensation arrangements for the officer. The offer letters do not provide for any arrangements for payments or benefits upon termination of employment in specified circumstances, including following a change in control.

Name of officer	Business Title	Annual Salary
Ben Armstrong	Vice President of Customer Operations	$140,000
Chris Schmitt	Vice President of Software	$120,000

Employment Agreement with Brian Dally, President and CEO

We entered into an Executive Employment Agreement with Brian Dally on November 14, 2014. The initial term of the agreement extends to December 31, 2017 and will automatically renew on a year-to-year basis thereafter unless otherwise terminated as provided therein. The agreement provides that Mr. Dally will receive a base salary, which is currently $166,000. The agreement also provides that, on or immediately after the three-month anniversary of the closing of such an equity financing, our Compensation Committee shall consider the establishment of an incentive bonus in which Mr. Dally will be eligible to participate. Mr. Dally is entitled to up to 25 business days of paid time off in each full calendar year and to receive reimbursement for all of his reasonable business expenses incurred in performing his services to us pursuant to the agreement. The agreement also provides that Mr. Dally will be entitled to severance of 12 months of his annual base salary following a Termination Without Cause or Resignation with Good Reason (each as defined in the agreement) in addition to any base salary owed through the effective date of such termination, payment for accrued unused PTO, any bonus to which Mr. Dally is entitled for a preceding period but unpaid as of the date of termination, and continued participation in our benefit plans for 12 months. In consideration for the Company entering into the agreement, Mr. Dally agreed to be bound by certain non-competition and non-solicitation/interference/non-disparagement provisions during the term of the agreement and for 12 months following his termination.

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Employment Agreement with Nick Bhargava, Executive Vice President, Legal and Regulatory

We entered into an Executive Employment Agreement with Nick Bhargava on November 14, 2014. The initial term of the agreement extends to December 31, 2017 and will automatically renew on a year-to-year basis thereafter unless otherwise terminated as provided therein. The agreement provides that Mr. Bhargava will receive a base salary, which is currently $100,000. The agreement also provides that, on or immediately after the three-month anniversary of the closing of such an equity financing, our Compensation Committee shall consider the establishment of an incentive bonus in which Mr. Bhargava will be eligible to participate. Mr. Bhargava is entitled to up to 25 business days of paid time off in each full calendar year and to receive reimbursement for all of his reasonable business expenses incurred in performing his services to us pursuant to the agreement. The agreement also provides that Mr. Bhargava will be entitled to severance of 12 months of his annual base salary following a Termination Without Cause or Resignation with Good Reason (each as defined in the agreement) in addition to any base salary owed through the effective date of such termination, payment for accrued unused PTO, any bonus to which Mr. Bhargava is entitled for a preceding period but unpaid as of the date of termination, and continued participation in our benefit plans for 12 months. In consideration for the Company entering into the agreement, Mr. Bhargava agreed to be bound by certain non-competition and non-solicitation/interference/non-disparagement provisions during the term of the agreement and for 12 months following his termination.

Lack of Separate Representation

The attorneys, accountants and other professionals who perform services for us also perform services for Groundfloor GA. The attorneys, accountants and other professionals who perform services for us do not represent investors, and no other counsel or professionals have been retained to represent the interests of investors who purchase LROs.

Principal Shareholders

The following information updates and replaces the information in the section titled “Principal Shareholders” on page 78 of the Offering Circular:

Groundfloor Capital Stock

The table below sets forth information as of March 15, 2016 with respect to ownership of our common stock (on the basis of total shares outstanding as well as with respect to shares deemed to be beneficially owned, including shares issuable upon exercise of outstanding stock options and upon conversion of outstanding preferred stock) and of our preferred stock (on the basis of each individual series as well as total shares outstanding) by (i) each of our executive officers for fiscal year 2015 who beneficially owns 10% or more of the outstanding shares of any class of capital stock, (ii) each person or entity who beneficially owns 10% or more of the outstanding shares of each class (or series within a class) of capital stock, and (iii) all of our current directors and officers as a group. Except as otherwise noted, the mailing address for each shareholder is 3355 Lenox Road Ste. 750, c/o Groundfloor Finance Inc., Atlanta, GA 30326. All of the outstanding stock options have been issued pursuant to the Groundfloor Finance Inc. 2013 Stock Option Plan (the “2013 Plan”). Except for options granted pursuant to this stock option plan and the preemptive rights under the Investors’ Rights Agreement (as defined below), no options, warrants or other rights to purchase our securities are held by any person.

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	Common Stock						Preferred Stock
Name and Address of Beneficial Owner	Outstanding Shares		% of Class(1)	Total Beneficially Owned Shares(2)		% of Class(3)	Shares of Series Seed(4)		% of Series Seed(5)	Shares of Series A(4)		% of Series(6)	Preferred Outstanding	% of Class
Brian Dally	595,000	(7)	52.9%	595,000		30.6%	—		—	—		—	—	—
Nick Bhargava	450,000	(8)	40.0%	450,000		23.1%	—		—	—		—	—	—
Sergei Kouzmine(9)	—		—	635,277		32.6%	—		—	635,277		85.0%	635,277	48.3%
Michael Olander(10)	—		—	100,054	(11)	5.1%	90,384	(12)	15.9%	3,750		*	94,134	7.2%
Directors and Officers as a Group (8 persons)	1,108,750		98.7%	1,931,438	(13)	99.2%	129,738	(14)	22.8%	646,532	(15)	86.5%	776,270	59.0%

* Represents less than 1%.

(1)	Based upon 1,123,750 shares of common stock outstanding on March 15, 2016.

(2)	The securities “beneficially owned” by an individual are determined in accordance with the definition of “beneficial ownership” set forth in the regulations of the Commission. Accordingly, they may include securities owned by or for, among others, the spouse and/or minor children of the individual and any other relative who resides in the home of such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire within 60 days of March 15, 2016 under outstanding stock options or convertible shares of preferred stock.

(3)	Based upon 1,123,750 shares of common stock outstanding on March 15, 2016 in addition to 822,688 shares beneficially owned by our directors and officers, including 46,418 shares subject to options exercisable within 60 days of March 15, 2016 and 776,270 convertible shares of preferred stock deemed outstanding for the purposes of this calculation.

(4)	Pursuant to our Second Amended and Restated Certificate of Incorporation (the “Certificate”), shares of Series Seed and Series A Preferred Stock are convertible into common stock at the option of the holder, currently on a one-to-one basis (subject to adjustment pursuant to weighted average price protection anti-dilution provisions set forth in the Certificate). Pursuant to the Investors’ Rights Agreement, each Series Seed Investor and Series A Investor (each as defined below) has a right of first refusal to purchase such holder’s pro rata share of any equity securities, or rights, options or warrants to purchase such equity securities, or securities convertible or exchangeable into such equity securities, offered by the Company in the future subject to certain customary exceptions.

(5)	Based upon 568,796 shares of Series Seed Preferred Stock outstanding on March 15, 2016.

(6)	Based upon 747,373 shares of Series A Preferred Stock outstanding on March 15, 2016.

(7)	Mr. Dally was granted 550,000 “founder” shares of common stock on August 6, 2013. On August 30, 2013, Mr. Dally entered into a Stock Repurchase Agreement and subjected his 550,000 shares of common stock to restrictions on transfer and an option to purchase in favor of the Company. Mr. Dally’s restricted stock vests in accordance with the following schedule: 25% vested on August 30, 2013, and 2.7778% vests on the 30th day of each subsequent month beginning September 30, 2013, such that all of his restricted stock will be fully vested on August 30, 2016 as long as Mr. Dally is employed by us on such date. Also includes 45,000 shares of our common stock held by Fomentum Consulting, LLC (“Fomentum”). Mr. Dally has sole voting and investment power over the shares held by Fomentum.

(8)	Mr. Bhargava was granted 450,000 “founder” shares of common stock on August 6, 2013. On August 30, 2013, Mr. Bhargava entered into a Stock Repurchase Agreement and subjected his 450,000 shares of common stock to restrictions on transfer and an option to purchase in favor of the Company. Mr. Bhargava’s restricted stock vests in accordance with the following schedule: 25% vested on August 30, 2013, and 2.7778% vests on the 30th day of each subsequent month beginning September 30, 2013, such that all of his restricted stock will be fully vested on August 30, 2016 as long as Mr. Bhargava is employed by us on such date.

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(9)	Includes shares held by FinTech Ventures Fund, LLLP (“FinTech Ventures”), for which Mr. Kouzmine holds voting and dispositive power through FinTech Ventures’ general partner, qWave Capital LLC. The address for FinTech Ventures is 3445 Stratford Road, Suite 3902, Atlanta, Georgia 30326.

(10)	Includes shares held by MDO Ventures JS LLC (“MDO Ventures”), for which Mr. Olander holds voting and dispositive power. The address for MDO Ventures is 135 E. Martin Street, Suite 201, Raleigh, North Carolina 27601.

(11)	Includes 5,920 shares subject to options exercisable within 60 days of March 15, 2016.

(12)	The average price paid by MDO Ventures per share of Series Seed Preferred Stock was $4.51.

(13)	Includes 46,418 shares subject to options exercisable within 60 days of March 15, 2016.

(14)	In addition to the shares beneficially owned by Mr. Olander, includes 28,691 shares held by Mr. Boehm’s spouse, who has sole voting and investment power with respect to such shares, and 10,663 shares held by Richard Tuley Realty, Inc., for which Mr. Tuley holds voting and dispositive power. The address for Richard Tuley Realty, Inc. is 3745 Cherokee St. NW, Suite 605, Kennesaw, Georgia 30144.

(15)	In addition to the shares beneficially owned by Messrs. Olander and Kouzmine, includes 3,754 shares held by Mr. Boehm’s spouse, who has sole voting and investment power with respect to such shares, and 3,751 shares held by Richard Tuley Realty, Inc., for which Mr. Tuley holds voting and dispositive power.

Management Discussion and Analysis

The following information updates and replaces the information in the section titled “Management Discussion and Analysis” on page 82 of the Offering Circular:

You should read the following discussion in conjunction with our financial statements and the related notes and the section entitled “Description of the Company’s Business” elsewhere in this Offering Circular. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

Overview

We maintain and operate our Platform for use by us and our subsidiaries to provide real estate development investment opportunities to the public. We were originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2014. Fomentum Labs LLC changed its name to Groundfloor LLC on April 26, 2014, and converted into a North Carolina corporation on July 26, 2014. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of our common stock. Effective August 5, 2015, we changed our domiciliary state to Georgia under the name Groundfloor Finance Inc. The consolidated financial statements include the Company and our wholly-owned subsidiary, Groundfloor GA, which was created for the purpose of financing real estate properties in Georgia. Groundfloor GA did not commence principal operations until early 2015.

LRO Program

We began offering LROs through the Platform in September 2015 pursuant to an offering statement (File No. 024-10440) that was qualified on August 31, 2015. We subsequently qualified two additional offering statements: the second (File No. 024-10488) was qualified on October 29, 2015 and the third (File No. 024-10496) was qualified on December 15, 2015. Beginning in mid-January 2016, we began qualifying additional series of LROs through post-qualification amendments (each, a “PQA”) to the offering statement qualified on December 15, 2015.

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As of March 15, 2016, LROs have been offered and sold pursuant to the federal exemption from registration set forth in Section 3(b)(2) of the Securities Act and Regulation A promulgated thereunder and registered with the securities regulators through the NASAA Coordinated Review Program for (Tier I) Regulation A Offerings in California, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia. We obtained qualification in Georgia outside of the NASAA Coordinated Review Program.

Status of LRO Offerings and Loan Originations

As of March 15, 2016, (i) we have issued and sold 43 series of LROs totaling $3,988,675 and (ii) we are in the process of offering the following one additional series of LROs totaling $85,000 from a previously qualified PQA:

Offering Statement	Series of LROs	Aggregate Amount
PQA No. 2, qualified January 28, 2016	1762 Weekirk Road SE, Atlanta, GA 30316	$85,000

The table below includes information related to the status of Loans the Company has issued under our LRO program (by letter grade) as of March 15, 2016. For these purposes, we characterize outstanding Loans as follows:

•	Repaid: Loans that have been paid either:

o	at or before maturity (through prepayment), or

o	after the original maturity date (following extension, modification or other workout arrangement).

•	Unpaid: Includes Loans that are:

o	“current” (i.e., no events of default have occurred, all payment obligations have been met or none are yet triggered),

o	subject to “workout” (i.e., there has been one or more payment defaults on the Loan and we have negotiated a modification of the original terms that does not amount to a fundamental default) (see “Description of the Company’s Business—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans” above for more information),

o	subject to a “fundamental default” (i.e., where a loan has defaulted and there is a chance that we will not be able to collect 100% of the principal amount of the Loan by the Extended Payment Date of the corresponding LROs, or

o	“written off” (i.e., we have determined that all or a portion of the Loan is uncollectable).

See also “Description of the Company’s Business—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans.”

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Loans Covered LROs by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Offered and Originated
Amount Offered	$350	$1,706	$2,048	$1,609	$478	$97	$25
Loans Offered (#)*	7	19	20	11	4	1	1
Amount Originated	$285	$855	$1,349	$1,069	$309	$97	$25
Loans Originated (#)*	5	11	13	9	3	1	1

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$0	$240	$291	$188	$210	$0	$0
Loans Paid at or Before Maturity (#)*	0	3	4	2	2	0	0
Amount Paid Following Workout/Default	$0	$0	$0	$0	$0	$0	$0
Loans Paid Following Workout/Default (#)*	0	0	0	0	0	0	0

Total Loans Currently Unpaid
Amount Current	$285	$614	$1,057	$881	$99	$97	$25
Loans Current (#)*	5	8	9	7	1	1	1
Amount in Workout	$0	$0	$0	$0	$0	$0	$0
Loans In Workout (#)*	0	0	0	0	0	0	0
Amount in Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	0	0
Amount Written Off	$0	$0	$0	$0	$0	$0	$0
Loans Written Off (#)*	0	0	0	0	0	0	0

As of March 15, 2016, we have withdrawn or abandoned our offering for various series of LROs totaling $2,626,800 (including four series of LROs totaling $420,000 originally covered by our third offering statement and three series of LROs totaling $388,000 originally covered by PQA No. 4 that were withdrawn and later qualified by a subsequent PQA). As of March 15, 2016, we are in the process of qualifying an additional four separate series of LROs corresponding to the same number of Projects for which we intend to extend Loans for an aggregate principal amount of $818,588 pursuant to a PQA that has yet to be qualified. We have not commenced any offers with respect to any of these LROs and will not do so until the corresponding PQA has been qualified. We anticipate filing additional PQAs or new offering statements on a regular basis to qualify additional series of LROs.

Status of Loan Collection and Servicing under LRO Program

As indicated in the table above, all of the Loans funded by the corresponding series of LROs are current, 11 series of LROs have been repaid, and none are subject to any form of workout, have gone into fundamental default or have been written off as of March 15, 2016. We have not experienced any adverse business developments in the course of our multistate operations.

Georgia Notes Program

Prior to September 2015, only Groundfloor GA had issued non-recourse, limited recourse notes, referred to herein as Georgia Notes, through our Platform. The Georgia Notes were offered and sold pursuant to the federal and state exemptions from registration set forth in Section 3(a)(11) of the Securities Act and the Invest Georgia Exemption, Rule 590-4-2-.08, respectively. We have not issued any additional Georgia Notes since commencing our offerings of LROs and do not intend to issue any additional Georgia Notes in the future. While similar in structure to our LRO program, the Georgia Notes program (as summarized below) operated under a different legal structure and documentation establishing rights and obligations distinct from those under the Company’s offerings of LROs described in this Offering Circular. As a result, comparisons to our LRO program may not be meaningful, and prospective investors in the series of LROs covered by this Offering Circular should not rely upon the past results of the Georgia Notes and corresponding real estate development projects as indications of the future performance of our LRO program or any Project related to a particular series of LROs thereunder.

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The Georgia Notes correspond to commercial loans to real estate developers of between $8,000 and $100,000, at interest rates that range between 6% and 20%, maturing six to 12 months from the date when each loan was made. Payment on each series of Georgia Notes is dependent upon our receipt of payments on the corresponding loan, including principal and accrued interest. The borrower with respect to each loan is the developer that controls the real estate development project. These loans were applied toward a real estate project’s acquisition and/or renovation or construction costs. The real estate developer uses the loan proceeds to complete the real estate project, repaying principal and interest as a balloon payment at maturity. Once the loans are repaid, Groundfloor GA makes payments on the corresponding Georgia Notes. It is expected that investors in the Georgia Notes would profit solely from the interest earned on the Georgia Notes (which corresponds to the interest charged on the corresponding loan). Groundfloor GA takes a lien on the real estate underlying the project to secure each loan; however, investors in the corresponding series of Georgia Notes do not have any recourse against the real estate developer. The recourse against Groundfloor GA is limited to an amount equal to an investor’s pro rata share in value of the loan payments received by Groundfloor GA. Real estate developers are charged origination and servicing fees (ranging from 2% to 4% of the funds needed for the project), which may be included in the total amount of the loan. In addition, in certain circumstances, there are additional processing fees charged to the developer.

Status of Georgia Notes Offerings and Loan Originations

As of September 2015, Groundfloor GA had issued Georgia Notes totaling approximately $1,881,000, funding a total of 36 commercial loans for real estate development for an aggregate principal amount of $1,881,000. Loan sizes ranged from $8,000 to $100,000, with an average loan size of approximately $52,000.

The table below includes information related to the status of total amount of Loans the Company has issued under our Georgia Notes program (by letter grade) as of March 15, 2016 (utilizing the same characterizations as outlined above).

Loans Covered Georgia Notes by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Originated
Amount Originated	$381	$470	$335	$190	$445	$60	$0
Loans Originated (#)*	7	10	7	2	9	1	0

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$306	$322	$220	$190	$305	$60	$0
Loans Paid at or Before Maturity (#)*	6	7	5	2	6	1	0
Amount Paid Following Workout/Default	$0	$0	$0	$0	$0	$0	$0
Loans Paid Following Workout/Default (#)*	0	0	0	0	0	0	0

Total Loans Currently Unpaid
Amount Current	$75	$88	$0	$0	$30	$0	$0
Loans Current (#)*	1	1	0	0	1	0	0
Amount in Workout	$0	$60	$115	$0	$110	$0	$0
Loans In Workout (#)*	0	2	2	0	2	0
Amount in Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	0	0
Amount Written Off	$0	$0	$0	$0	$0	$0	$0
Loans Written Off (#)*	0	0	0	0	0	0	0

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Status of Loan Collection and Servicing under Georgia Notes Program

As indicated in the table above, as of March 15, 2016, of the 36 loans funded, 27 loans have been paid back in full and nine loans are currently outstanding. Of the nine outstanding loans, three loans are current and six loans are in various stages of workout (payment default occurred and each were extended three months past the original maturity). We are in various stages of managing the repayment or further modification of these six loans, including negotiating additional workouts of three of these loans; however, as to March 15, 2016, none are subject to a fundamental default.

The table below reflects information about the historical workout treatment of loans covered by the Georgia Notes program (by letter grade) as of March 15, 2016 to the extent they are not written off. Our collection procedures for loans in default typically involve the pursuit of one or more remedies. For example, we may extend a loan for up to six months before determining it to be in fundamental default. The table below reflects the most extreme collection status of each particular loan (i.e., the loan that had been placed into fundamental default at the reporting date would not also be reflected as having been extended). See our discussion above as well as “Description of the Company’s Business—Project Funding and Payment of Expected Yield —Servicing and Collection of Loans” for a more detailed discussion of our characterization of loans subject to workout.

	Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$0	$60	$115	$0	$110	$0	$0
Loans Extended/Modified(#)*	0	2	2	0	2	0	0
Amount Subjected to Interest Rate Reduction	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Interest Rate Reduction (#)*	0	0	0	0	0	0	0

Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Fundamental Default (#)*	0	0	0	0	0	0	0

Other than the defaults referenced above, we are not aware of any adverse business developments that have occurred in the course of our operations in Georgia.

Financial Position and Operating History

In connection with their audit for the years ended December 31, 2015 and December 31, 2014, our auditors raised substantial doubt about our ability to continue as a going concern due to our losses and cash outflows from operations. To strengthen our financial position, we have continued to raise additional funds through convertible debt and equity offerings.

We have a limited operating history and have incurred a net loss since our inception. Our net loss was $1,948,415 for the year ended December 31, 2015. To date, we have earned limited revenues from origination and servicing fees charged to borrowers in connection with the loans made by the Company and its wholly-owned subsidiary Groundfloor GA corresponding to the LROs and Georgia Notes. We have funded our operations primarily with proceeds from our convertible debt and preferred stock issuances, which are described below under “Liquidity and Capital Resources”. Over time, we expect that the number of borrowers and lenders, and the volume of loans originated through our Platform, will increase and generate increased revenue from borrower origination and servicing fees.

The proceeds from the sale of LROs described in this Offering Circular will not be used to directly finance our operations. We will use the proceeds from sales of LROs exclusively to originate the Loans that correspond to the corresponding series of LROs sold to investors. However, we collect origination and servicing fees on Loans we are able to make to Developers, which we recognize as revenue. The more Loans we are able to fund through the proceeds of our offerings, the more fee revenue we will make. With increased fee revenue, our financial condition will improve. However, we do not anticipate this increased fee revenue to be able to support our operations through the next twelve months.

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Our operating plan calls for a continuation of the current strategy of raising equity and, in limited circumstances, debt financing to finance our operations until we reach profitability and become cash-flow positive, which we do not expect to occur before 2017. Our operating plan calls for significant investments in website development, security, investor sourcing, loan processing and marketing, and for several rounds of equity financing before we reach profitability. We completed our Series A Financing in December 2015, through which we raised an aggregate of approximately $5,000,000 (including the cancellation of the 2015 Bridge Notes (as defined below)) in order to fund operations over the next 6 months. See “Liquidity and Capital Resources” below.

Material Weakness in Internal Controls

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal controls, such that there is a reasonable possibility that a material misstatement of the entity’s financial statements will not be prevented or detected and corrected on a timely basis.

We utilize an external firm to prepare our financial statements and disclosures. The consolidated financial statements are prepared by a contract controller and reviewed by a contract chief financial officer. During the audit of our financial results for 2014, our independent auditors determined that the financial reporting controls over the presentation of our cash flow statement did not operate effectively, resulting in a material adjustment to the presentation of cash flows from operating and financing activities. In the past, we have utilized manual checks to pay certain bills and entered these checks into the accounting system at a later date. In addition, we utilized different check stock for disbursements such that there was not a consistent check sequence maintained for check disbursements. Our independent auditors recommended that our management improve its controls over check disbursements to utilize one check stock for each bank account and to issue checks in sequential order. In addition, our independent auditors recommended that checks should be recorded in the accounting system once issued in a timely manner. Our management adopted internal policies to implement our independent auditors’ recommendations. See “Risk Factors—Our independent auditors previously identified a material weakness in our internal control over financial reporting. Such weaknesses, if not remedied, could have a significant adverse effect on our ability to report our financial results accurately and timely in the future.”

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which we have prepared in accordance with generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Management bases its estimates on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates. Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included elsewhere in this Offering Circular.

Software and Website Development Costs

Internal use software and website development costs are capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed and the software will be used as intended. Internal use software and website development costs are amortized on a straight line basis over the project’s estimated useful life, generally three years. Capitalized internal use software development costs consist of fees paid to third-party consultants who are directly involved in development efforts. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized. Development costs of our website incurred in the preliminary stages of development are expensed as incurred. Once preliminary development efforts are successfully completed, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use.

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Share Based Compensation

We account for share-based compensation using the fair value method of accounting which requires all such compensation to employees, including the grant of employee stock options, to be recognized in the income statement based on its fair value at the measurement date (generally the grant date). The expense associated with share-based compensation is recognized on a straight-line basis over the service period of each award.

Provision for Income Taxes

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

Results of Operations

Fiscal-Year Ended December 31, 2015 and 2014

	For the year ended December 31, 2015	For the year ended December 31, 2014
Non-interest revenue:
Origination fees	$29,837	$10,075
Loan servicing revenue	16,927	2,207
Total non-interest revenue	46,764	12,282
Net interest income:
Interest income	106,223	19,496
Interest expense	(106,223)	(19,496)
Net interest income	-	-
Total net revenue	46,764	12,282
Cost of revenue	(6,384)	(5,686)
Gross profit	40,380	6,596
Operating expenses:
General and administrative	548,232	338,423
Sales and customer support	188,742	130,804
Development	204,969	91,908
Regulatory	485,503	380,845
Marketing and promotions	560,054	283,873
Loss from operations	(1,947,120)	(1,219,257)
Interest expense	1,295	401,013
Net loss	$(1,948,415)	$(1,620,270)

Net loss for the years ended December 31, 2015 and 2014 was $1,948,415 and $1,620,270, respectively, a net loss increase of $328,145 or 20.3%. Operating expenses consist primarily of compensation expenses, legal fees, consulting and subcontractor costs as well as promotional expenses. Operating expenses for the years ended December 31, 2015 and 2014 were $1,987,500 and $1,225,853, respectively, an increase of $761,647 or 62.1%. The increase was primarily due to higher compensation costs as we added more staff to support business growth, increased consulting expense related to marketing operations, increased professional fees and increased promotional expenses which were offset by a decrease in advertising expenses.

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Gross Profit

Gross profit for the years ended December 31, 2015 and 2014 was $40,380 and $6,596, respectively. We began principal operations in early March of 2014. Groundfloor GA facilitated 14 and 22 developer loans in Georgia during the years ended December 31, 2014 and 2015 and the Company facilitated 43 developer loans as part of its multistate operations during the year ended December 31, 2015, respectively. Revenue was earned from origination and servicing fees related to these loans. These fees are determined by the term and credit risk of the developer loan and, as of December 31, 2015, ranged from 2% to 4% of the issued principal balances. The fees are deducted from the loan proceeds at the time of issuance. We expect gross profits to increase as our loan application and processing volume increases.

Cost of Revenue

Cost of revenue consists primarily of payment processing and vendor costs associated with facilitating and servicing loans. Cost of revenue for the years ended December 31, 2015 and December 31, 2014 were $6,384 and $5,686, respectively, an increase of $698 or 12.3%. We expect cost of revenues to increase as our loan application and processing volume increases.

General and Administrative Expense

General and administrative expense consists primarily of employee compensation expenses, professional fees, consulting fees and depreciation and amortization expenses. General and administrative expenses for the years ended December 31, 2015 and December 31, 2014 were $548,232 and $338,423 respectively, an increase of $209,809 or 62%. The increase was primarily due to compensation expenses related to the additional five employees added throughout 2014, increased accounting and auditing professional fees and increased consulting fees. We expect that general and administrative expenses will continue to increase due to the planned investment in business infrastructure required to support our growth.

Sales and Customer Support

Sales and customer support expense consists primarily of employee compensation expenses. Sales and customer support expenses for the years ended December 31, 2015 and December 31, 2014 were $188,742 and $130,804, respectively, an increase of $57,938 or 44.3%. The increase was primarily due to an increase in compensation expenses and offset by a decrease in travel and consulting expenses. We expect that sales and customer support expenses will continue to increase due to the planned investment in developer acquisition and customer support required to support our growth.

Development Expense

Development expense consists primarily of employee compensation expenses and the cost of subcontractors who work on the development and maintenance of our website and lending platform. Development expenses for the years ended December 31, 2015 and December 31, 2014 were $204,969 and $91,908, respectively, an increase of 113,061 or 123%. The increase was primarily due to equal increases in compensation and subcontractor expenses. We expect that development expenses will continue to increase due to the planned investments in our website and lending platform required to support our technology infrastructure as we grow.

Regulatory Expense

Regulatory expense consists primarily of legal fees and compensation expenses required to maintain SEC and other regulatory compliance. Regulatory expenses for the years ended December 31, 2015 and December 31, 2014 were $485,503 and $380,845, respectively, an increase of $104,658 or 27.5%. The increase was primarily due to an increase in legal fees and compensation expenses. We expect that regulatory expenses will continue to increase due to the additional expenses related to qualifying our offerings with the SEC, including the increased cost of compliance resulting from increased state regulatory filings required to expand on our national footprint.

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Marketing and Promotions Expense

Marketing and promotions expense consists primarily of consulting expense, compensation expenses as well as promotional and advertising expenses. Marketing and promotions expense for the years ended December 31, 2015 and December 31, 2014 were $560,054 and $283,873, respectively, an increase of $276,181 or 97.3%. The increase was primarily due to an increase in compensation and consulting expenses. We expect that marketing and promotions expenses will continue to increase due to the planned investment in investor and developer acquisition activities required to support our growth.

Liquidity and Capital Resources

The financial statements included in this Offering Circular have been prepared assuming that we will continue as a going concern; however, the conditions discussed below raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should we be unable to continue as a going concern.

We incurred a net loss during the years ended December 31, 2015 and December 31, 2014, and have an accumulated deficit as of December 31, 2015 of $3,704,156. Since our inception, we have financed our operations through debt and equity financing from various sources. We are dependent upon raising additional capital or seeking additional equity financing to fund our current operating plans for the foreseeable future. Failure to obtain sufficient equity financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve its business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which the required financing and capital might be available.

	For the year ended December 31, 2015	For the year Ended December 31, 2014
Operating activities	$(2,145,543)	$(809,251)
Investing activities	(787,147)	(433,806)
Financing activities	6,723,513	1,695,414
Net increase in cash	$3,790,823	$452,357

Net cash used in operating activities for the years ended December 31, 2015 and December 31, 2014 was $2,145,543 and $809,251, respectively. Net cash used in operating activities funded salaries, expenses for contracted marketing, development and other professional service providers and expenses related to sales and marketing initiatives.

Net cash used in investing activities for the years ended December 31, 2015 and December 31, 2014 was $787,147 and $433,806, respectively. Net cash used in investing activities primarily represents loan payments to developers offset by the repayment of loans to developers.

Net cash provided by financing activities for the years ended December 31, 2015 and December 31, 2014 was $6,723,513 and $1,695,414, respectively. Net cash provided by financing activities primarily represents proceeds from the issuance of our stock and proceeds from the issuance of Georgia Notes and LROs to investors through the Platform, offset by repayments of Georgia Notes to investors.

From October to December 2013, we entered into convertible notes with investors for total proceeds of $165,000. The notes incurred interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest was due and payable on the earlier of January 31, 2015 (“Maturity Date”) or the closing of a financing with gross proceeds of at least $1,500,000 (a “Qualified Financing”). In the event of a Qualified Financing, the outstanding principal and all accrued but unpaid interest would become automatically converted into shares of our stock issued in the financing at a price per share equal to 75% of the price per share of the financing. In the event we did not consummate a Qualified Financing prior to the Maturity Date, each holder of the notes had the option, at any time during the 60 days following the Maturity Date, to convert the unpaid principal and interest into shares of our common stock at a price per share equal to $3,600,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options.

19

From February to March 2014, we issued convertible notes to investors for total proceeds of $135,000. These convertible notes had the same terms as the convertible notes that were issued to investors in 2013 (collectively, the “2013 Convertible Notes”). The offering of 2013 Convertible Notes terminated on March 19, 2014. The 2013 Convertible Notes were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act.

From May to August 2014, we issued convertible notes to investors for total proceeds of $750,000 (the “2014 Convertible Notes”). The 2014 Convertible Notes had the same terms as the 2013 Convertible Notes, with the exception of the conversion terms. The outstanding principal and all accrued but unpaid interest of the 2014 Convertible Notes would be automatically converted into shares of our stock issued in a Qualified Financing at a price per share equal to the lesser of 90% of the price per share of the financing or the price per share equal to $5,000,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options. In the event we had not consummated a Qualified Financing prior to the Maturity Date, each holder of the notes had the option, at any time during the 60 days following the Maturity Date, to convert the unpaid principal and interest into shares of our common stock at a price per share equal to $5,000,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options. The offering of 2014 Convertible Notes terminated on August 7, 2014. The 2014 Convertible Notes were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act.

We issued and sold 91,259 shares Series Seed Preferred Stock at an initial closing on December 5, 2014 (the “Series Seed Initial Closing”), for total proceeds of $475,000, pursuant to the Series Seed Preferred Stock Purchase Agreement (the “Series Seed Purchase Agreement”), dated December 5, 2014 between us and the investors named therein (the “Series Seed Investors”). We issued and sold an aggregate of 201,146 additional shares of Series Seed Preferred Stock, for total proceeds of $1,047,000, at subsequent closings on April 1, 2015, May 12, 2015 and August 31, 2015 (collectively, the “Series Seed Subsequent Closings” and together, with the Series Seed Initial Closing, the “Series Seed Financing”). Pursuant to the Series Seed Purchase Agreement, the Company sold each share of Series Seed Preferred Stock for $5.205 per share. In connection with the Series Seed Financing, we also entered into an Investors’ Rights Agreement with the Series Seed Investors and certain holders of our common stock, which was subsequently amended and restated in connection with the Series A Financing. The shares of Series Seed Preferred Stock were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act.

In addition, at the Series Seed Initial Closing (and notwithstanding the definition of Qualified Financing applicable to the conversion terms of the 2013 Convertible Notes and of the 2014 Convertible Notes (collectively, the “Convertible Notes”)), the entire unpaid principal and interest outstanding under the Convertible Notes converted into 276,391 additional shares of Series Seed Preferred Stock pursuant to the terms of that certain Note Conversion Agreement, dated December 5, 2014 between the Company and each of the holders of the Convertible Notes.

During November 2015, we entered into promissory notes with investors for total proceeds of $250,000 (the “2015 Bridge Notes”). The notes incur interest at the rate of 12% per annum. The outstanding principal and all accrued but unpaid interest was due and payable on the earlier of May 5, 2016 or the closing of an equity financing with gross proceeds of at least $4,250,000. The 2015 Bridge Notes and all accrued but unpaid interest thereunder were cancelled as consideration for 37,561 shares of Series A Preferred Stock in connection with the Series A Initial Closing. The notes were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act.

In addition, we issued and sold 709,812 shares of Series A Preferred Stock at an initial closing on November 24, 2015 and subsequent closings through December 2015, for total gross proceeds of approximately $4,748,705, pursuant to the Series A Preferred Stock Purchase Agreement. Pursuant to the Series A Purchase Agreement, the Company sold each share of Series A Preferred Stock for $6.69 per share. The shares of Series A Preferred Stock were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act.

20

We have incurred losses since our inception, and we expect we will continue to incur losses for the foreseeable future. We require cash to meet our operating expenses and for capital expenditures. To date, we have funded our cash requirements with proceeds from our convertible note and preferred stock issuances. We anticipate that we will continue to incur substantial net losses as we grow our Platform. We do not have any committed external source of funds. To the extent our capital resources are insufficient to meet our future capital requirements, we will need to finance our cash needs through public or private equity offerings or debt financings. Additional equity or debt financing may not be available on acceptable terms, if at all.

Plan of Operation

Prior to September 2015, our operations were limited to issuing Georgia Notes solely in Georgia to Georgia residents pursuant to an intrastate crowdfunding exemption from registration under the Securities Act and qualification under Georgia law. On August 31, 2015, the SEC qualified our first offering statement on Form 1-A covering seven separate series of LROs corresponding to the same number of Projects in eight states and the District of Columbia. Subsequently, we have not issued, and do not intend to issue in the future, any additional Georgia Notes. Since that time, we have qualified two additional offering statements on Form 1-A. We have filed, and intend to continue to file, post-qualification amendments to this Offering Circular on a regular basis to include additional series of LROs. With this increased geographic footprint, we expect that the number of borrowers and corresponding investors, and the volume of loans originated through our Platform, will increase and generate increased revenue from borrower origination and servicing fees.

Prior to qualification of this Offering Circular and subsequent to qualification as the volume of our loans and corresponding offerings increase, we plan to continue the current strategy of raising equity and, in limited circumstances, debt financing to finance our operations until we reach profitability and become cash-flow positive, which we do not expect to occur before 2017. Future equity or debt offerings by us will be necessary to fund the significant investments in website development, security, investor sourcing, loan processing and marketing necessary to reach profitability. We expect to hire more staff to support our expected growth in operations and to invest heavily in marketing throughout the next year.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

Financial Statements

The following audited financial statement for the years ended December 31, 2015 and December 31, 2014 and notes there to update and replace the financial statements of the Company and its subsidiaries starting on page F-1 of the Offering Circular:

21

GROUNDFLOOR FINANCE INC.

and Subsidiaries

Consolidated Financial Statements

December 31, 2015 and 2014

F-1

GROUNDFLOOR FINANCE INC. and Subsidiaries

Table of Contents

December 31, 2015 and 2014

F-2

certified public accountants

Hughes Pittman & Gupton, LLP
1500 Sunday Drive, Suite 300
Raleigh, North Carolina 27607
919.232.5900 919.232.5901 fax
www.hpg.com

Independent Auditors’ Report

The Board of Directors

Groundfloor Finance Inc. and Subsidiaries

Atlanta, Georgia

We have audited the accompanying consolidated financial statements of Groundfloor Finance Inc. and Subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years ended December 31, 2015 and 2014, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

F-3

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for the years ended December 31, 2015 and 2014, in accordance with accounting principles generally accepted in the United States of America.

Uncertainty Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses and cash outflows from operations since its inception. Those conditions raise substantial doubt about its ability to continue as a going concern as of December 31, 2015. Management’s plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Raleigh, North Carolina

March 9, 2016

F-4

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2015 and 2014

	2015	2014
Assets

Current assets:
Cash	$4,331,013	$540,190
Loans to developers, net	939,373	369,000
Interest receivable on loans to developers	67,517	6,748
Other receivables	129,103	-
Other assets	1,355	5,815

Total current assets	5,468,361	921,753

Software and website development costs, net	119,737	69,687
Property and equipment, net	20,461	1,916

Total assets	$5,608,559	$993,356

See accompanying notes to consolidated financial statements

F-5

	2015	2014
Liabilities

Current liabilities:
Accounts payable	$122,357	$373,868
Accrued expenses and other liabilities	107,460	54,932
Limited recourse obligations, net	984,373	369,000
Accrued interest on limited recourse obligations	70,383	6,748
Deferred revenue	17,580	7,342

Total current liabilities	1,302,153	811,890

Stockholders’ equity

Common stock, no par, 5,000,000 shares authorized, 1,123,750 shares issued and outstanding	17,173	8,127
Series A convertible prefered stock, no par, 747,385 shares designated, 747,373 shares issued and outstanding (liquidation preference of $4,999,925)	4,962,435	-
Series seed convertible prefered stock, no par, 568,796 and 575,000 shares designated, 568,796 and 367,650 shares issued and outstanding (liquidation preference of $2,960,583)	2,609,091	1,562,091
Additional paid-in capital	422,423	367,549
Accumulated deficit	(3,704,156)	(1,755,741)

Total	4,306,966	182,026

Stock subscription receivable	(560)	(560)

Total stockholders’ equity	4,306,406	181,466

Total liabilities and stockholders’ equity	$5,608,559	$993,356

F-6

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the Years Ended December 31, 2015 and 2014

	2015	2014

Non-interest revenue:
Origination fees	$29,837	$10,075
Loan servicing revenue	16,927	2,207

Total non-interest revenue	46,764	12,282

Net interest income:
Interest income	106,223	19,496
Interest expense	(106,223)	(19,496)

Net interest income	-	-

Total net revenue	46,764	12,282

Cost of revenue	(6,384)	(5,686)

Net revenue	40,380	6,596

Operating expenses:
General and administrative	548,232	338,423
Sales and customer support	188,742	130,804
Development	204,969	91,908
Regulatory	485,503	380,845
Marketing and promotions	560,054	283,873

Loss from operations	(1,947,120)	(1,219,257)

Interest expense	1,295	401,013

Net loss	$(1,948,415)	$(1,620,270)

See accompanying notes to consolidated financial statements

F-7

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (Deficit)

For the Years Ended December 31, 2015 and 2014

	Series A		Series Seed							Total
	Convertible		Convertible				Additional		Stock	Stockholders’
	Preferred Stock		Preferred Stock		Common Stock		Paid-In	Accumulated	Subscription	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Receivable	(Deficit)

Stockholders’ deficit as of December 31, 2013	-	$-	-	$-	1,090,000	$590	$996	$(135,471)	$(560)	$(134,445)

Issuance of common stock for services	-	-	-	-	33,750	7,537	-	-	-	7,537

Issuance of preferred stock, net of stock issuance costs of $11,297	-	-	367,650	1,562,091	-	-	-	-	-	1,562,091

Beneficial conversion feature	-	-	-	-	-	-	340,230	-	-	340,230

Share-based compensation expense	-	-	-	-	-	-	26,323	-	-	26,323

Net loss	-	-	-	-	-	-	-	(1,620,270)	-	(1,620,270)

Stockholders’ equity as of December 31, 2014	-	-	367,650	1,562,091	1,123,750	8,127	367,549	(1,755,741)	(560)	181,466

Issuance of preferred stock, net of stock issuance costs of $37,565	747,373	4,962,435	201,146	1,047,000	-	-	-	-	-	6,009,435

Share-based compensation expense	-	-	-	-	-	9,046	54,874	-	-	63,920

Net loss	-	-	-	-	-	-	-	(1,948,415)	-	(1,948,415)

Stockholders’ equity as of December 31, 2015	747,373	$4,962,435	568,796	$2,609,091	1,123,750	$17,173	$422,423	$(3,704,156)	$(560)	$4,306,406

See accompanying notes to consolidated financial statements

F-8

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities

Net loss	$(1,948,415)	$(1,620,270)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	48,179	22,111
Amortization of deferred financing costs	-	16,270
Share-based compensation	63,920	26,323
Common stock issued in exchange for services	-	7,537
Noncash interest expense	1,295	388,618
Changes in operating assets and liabilities:
Other receivables	(129,103)	-
Other assets	4,460	(5,016)
Interest receivable on loans to developers	(60,769)	(6,748)
Accounts payable	(251,511)	295,904
Accrued interest on limited recourse obligations	63,635	6,748
Accrued expenses and other liabilities	52,528	51,930
Deferred revenue	10,238	7,342

Net cash used in operating activities	(2,145,543)	(809,251)

Cash flows from investing activities

Loan payments to developers	(1,254,373)	(654,000)
Repayments of loans from developers	584,000	285,000
Purchases of property and equipment	(20,264)	(2,306)
Payments of software and website costs	(96,510)	(62,500)

Net cash used in investing activities	(787,147)	(433,806)

See accompanying notes to consolidated financial statements

F-9

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2015 and 2014

	2015	2014
Cash flows from financing activities

Proceeds from issuance of convertible notes payable	250,000	885,000
Payment of deferred financing costs	-	(11,228)
Principal payments on shareholder loan	-	(11,061)
Proceeds from limited recourse obligations	1,254,373	654,000
Repayment of limited recourse obligations	(539,000)	(285,000)
Proceeds from issuance of preferred stock	5,795,705	475,000
Payment of stock issuance costs	(37,565)	(11,297)

Net cash provided by financing activities	6,723,513	1,695,414

Net increase in cash	3,790,823	452,357

Cash as of beginning of the year	540,190	87,833

Cash as of end of the year	$4,331,013	$540,190

Supplemental disclosure of noncash financing activities

Conversion of convertible debt and accrued interest into preferred stock	$251,295	$1,098,388

See accompanying notes to consolidated financial statements

F-10

Groundfloor Finance Inc. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our consolidated financial statements include Groundfloor Finance Inc. and its wholly owned subsidiaries, Groundfloor Properties GA LLC and Groundfloor Real Estate, LLC (collectively the “Company” or “Groundfloor”).

The Company was originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2013. Fomentum Labs LLC changed their name to Groundfloor LLC on April 26, 2013, and converted into a North Carolina corporation on July 26, 2013. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of GROUNDFLOOR Inc.’s common stock. In August 2014, GROUNDFLOOR Inc. converted into a Georgia corporation and changed their name to Groundfloor Finance Inc. The accounting effects of these conversions are reflected retrospectively in the consolidated financial statements. Groundfloor Properties GA LLC was created for the purpose of financing real estate in Georgia. Groundfloor Real Estate, LLC is currently inactive and management does not have plans to use this entity in the near future.

Subsequent events were evaluated through March 9, 2016, the date the consolidated financial statements were available to be issued.

Description of Business

The Company has developed an online investment platform designed to crowdsource financing for real estate development projects (the “Projects”). With this online investment platform (the “Platform”), public investors (the “Investors”) are able to choose between multiple Projects, and real estate developers (the “Developers”) of the Projects are able to obtain financing. Groundfloor’s financing model replaces traditional sources of financing for Projects with the aggregation of capital from Investors using the internet.

Groundfloor formed Groundfloor Properties GA, LLC (“Groundfloor GA”) in August 2013 for the purpose of issuing nonrecourse promissory notes (“Georgia Notes”) corresponding to commercial real estate loans entered into by Groundfloor GA to residents of Georgia. Groundfloor GA began offering these investment opportunities to residents of Georgia through the Platform in November 2013.

Following the qualification of the Company’s first offering statement on Form 1-A on August 31, 2015, the Company began a multistate offering of limited recourse obligations (“LROs”) to investors corresponding to commercial loans for real estate development projects financed by the Company. The Company does not intend to issue any additional Georgia Notes.

The Company believes this method of real estate financing has many advantages including reduced Project origination costs, lower interest rates for Developers, and attractive returns for Investors.

F-11

Groundfloor Finance Inc. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of Accounting and Liquidity

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business.

Operations since inception have consisted primarily of organizing the Company, developing the technology, and securing financing. The accompanying consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has incurred losses and cash outflows from operations since its inception. The ultimate success of the Company is dependent on management’s ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses. Management evaluated the condition of the Company and has determined that until such sales levels can be achieved, management will need to secure additional capital to continue growing working capital and fund product development and operations.

Management intends to raise additional debt or equity financing to grow working capital and fund operations. Management believes the Company will obtain additional funding from current and new investors in order to sustain operations. However, there are no assurances that the Company can be successful in obtaining the additional capital or such financing will be on terms favorable or acceptable to the Company.

The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainties described in the consolidated financial statements. In addition, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue primarily results from fees earned on the loans to the Developers (the “Loans”). Fees include origination fees and servicing fees and are paid by the Developers.

F-12

Groundfloor Finance Inc. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Origination Fees

Origination fees are paid by the Developers for the work performed to facilitate the Loans. The amount to be charged is a percentage based upon the terms of the Loan, including grade, rate, term, and other factors. Origination fees are generally 2.5% of the initial principal amount of a Loan. The origination fee is paid when the Loan is issued to the Developer and deducted from the gross proceeds distributed. A Loan is considered issued when the funds are transferred to the Developer’s account, which occurs through an Electronic Funds Transfer (“EFT”).

The origination fees are recognized as revenue ratably over the term of the Loan, while direct costs to originate Loans are recorded as expenses as incurred.

Servicing Fees

The Developers pay a servicing fee upon the final settlement of the Loan. Servicing fees are generally 1.5% of the initial principal amount of a Loan. The servicing fee compensates the Company for costs incurred during servicing of the related Loan, including managing payments from Developers, payments to Investors, and maintaining Investors’ account portfolios.

The servicing fees are recognized ratably over the term of the Loan, while direct costs to service Loans are recorded as expenses as incurred.

Interest Income on Loans to Developers and Interest Expense on Limited Recourse Obligations

The Company recognizes interest income on Loans and interest expense on the corresponding Investor Georgia Notes (if issued by Groundfloor GA) or LROs (if issued by Groundfloor Finance Inc.) using the accrual method based on the stated interest rate to the extent the Company believes it to be collectable. For the purposes of these financial statements, “limited recourse obligations” refers to both Georgia Notes and LROs. Georgia Notes are securities that we have issued through our previously registered Georgia-exclusive securities offering, which has since been terminated. LROs are our currently registered securities. Both Georgia Notes and LROs represent similar obligations to the Company.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2015 and 2014. From time to time, the Company could maintain cash deposits in excess of federally insured limits. The Company believes credit risk related to its cash and cash equivalents to be minimal.

F-13

Groundfloor Finance Inc. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Each investor’s escrow account receives Federal Deposit Insurance Corporation (“FDIC”) insurance coverage on cash balances subject to normal FDIC coverage rules. Investor funds, whether committed through a LRO or held in escrow, are not included as a part of the Company’s cash balance.

Loans to Developers and Limited Recourse Obligations

Loans and the corresponding Georgia Notes or LROs, as applicable, used to fund the Loans are recorded at historical cost. The interest rate associated with a Loan is the same as the interest rate associated with the corresponding Georgia Notes or LROs.

The Company’s obligation to pay principal and interest on a Georgia Note or LRO is equal to the pro rata portion of the total principal and interest payments collected from the corresponding Loan. The Company obtains a lien against the property being financed and attempts reasonable collection efforts upon the default of a Loan. The Company is not responsible for repaying Georgia Notes or LROs associated with uncollectable Loans. Amounts collected related to a Loan default are returned to the Investors based on their pro-rata portion of the corresponding Georgia Notes or LROs, if applicable, less collection costs incurred by the Company.

The Investors may remit funds through the Company’s online portal prior to the actual Loan being closed. These funds are held in an escrow account controlled by a major bank and are not recognized as a LRO until the Loan is closed and funds are transferred to the Developer, which occurs through an EFT transaction. Each Investor escrow account receives FDIC insurance coverage on cash balances subject to normal FDIC coverage rules.

The Loan and corresponding LROs are recorded on the Company’s balance sheet once the Loan has closed. Loans are considered closed after the Promissory Note for that Loan has been signed and the security interest has been perfected.

Allowance for Uncollectable Loans and Undeliverable Limited Recourse Obligations

Payments to holders of Georgia Notes or LROs, as applicable, depend on the payments received on the corresponding Loans; a reduction or increase of the expected future payments on Loans will decrease or increase the reserve for the associated Georgia Notes or LROs. The Company recognizes a reserve for uncollectable Loans and corresponding reserve for undeliverable Georgia Notes or LROs in an amount equal to the estimated probable losses net of recoveries. The allowance is based on management’s estimates and analysis of historical bad debt experience, current loan aging schedules, and expected future write-offs, as well as an assessment of specific, identifiable developer accounts considered at risk or uncollectible. Expected losses and actual charge-offs on Loans are offset to the extent that the Loans are financed by Georgia Notes or LROs, as applicable, that effectively absorb the related Loan losses. Loans and limited recourse obligations are presented net of a reserve for doubtful accounts of $100,000 as of December 31, 2015.

F-14

Groundfloor Finance Inc. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Software and Website Development Costs

Internal use software and website development costs are capitalized when preliminary development efforts are successfully completed, it is probable that the project will be completed and the software will be used as intended. Internal use software and website development costs are amortized on a straight-line basis over the project’s estimated useful life, which is generally three years. Capitalized internal use software development costs consist of employee compensation and fees paid to third-party consultants who are directly involved in development efforts. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized. Development costs of the Company’s website incurred in the preliminary stages of development are expensed as incurred. Once preliminary development efforts are successfully completed, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use.

Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the life of the lease or the useful life of the improvements. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

Depreciation is computed using the following estimated useful lives:

Computer equipment	3 years
Leasehold improvements	5 years
Office equipment	5 years
Furniture and fixtures	5 years

Impairment of Long-Lived Assets

Long-lived assets, such as property, equipment, internal software and website development costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized for an amount by which the carrying amount of the asset exceeds the fair value of the asset.

F-15

Groundfloor Finance Inc. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Deferred Revenue

Deferred revenue consists of payments received in advance of revenue recognized.

Advertising Costs

The Company expenses advertising costs as incurred. The Company incurred $22,457 and $61,874 in advertising costs during 2015 and 2014.

Share-Based Compensation

The Company accounts for share-based compensation using the fair value method of accounting which requires all such compensation to employees, including the grant of employee stock options, to be recognized in the consolidated statement of operations based on its fair value at the measurement date. The expense associated with share-based compensation is recognized on a straight-line basis over the service period of each award.

Income Taxes

Deferred tax assets and liabilities are determined based on the temporary differences between the consolidated financial statement carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

The determination of recording or releasing income tax valuation allowance is made, in part, pursuant to an assessment performed by management regarding the likelihood that the Company will generate future taxable income against which benefits of its deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to its ability to generate taxable income in future periods.

F-16

Groundfloor Finance Inc. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

NOTE 2:	PROPERTY, EQUIPMENT, SOFTWARE, and Website, NET

Property, equipment, software, and website, net consist of the following as of December 31:

	2015	2014

Software and website development costs	$189,983	$93,473
Computer equipment	13,911	2,306
Leasehold improvements	4,221	-
Furniture and fixtures	2,780	-
Office equipment	1,658	-

Total	212,553	95,779

Accumulated depreciation and amortization	(72,355)	(24,176)

Property, equipment, software, and website, net	$140,198	$71,603

Depreciation and amortization expense on property, equipment, software, and website, net for the years ended December 31, 2015 and 2014 was $48,179 and $22,111.

NOTE 3:	CONVERTIBLE DEBT

Convertible Notes

During 2014 and 2013, the Company entered into convertible notes with investors for total proceeds of $885,000 and $165,000, respectfully. These notes bore interest at the rate of 8% per annum.

The convertible notes issued in 2013 and 2014 automatically converted to shares of preferred stock at a discount, upon the preferred stock financing transaction consummated by the Company during 2014. The beneficial conversion feature associated with these convertible notes was a contingent beneficial conversion feature (the “BCF”) that was triggered upon the preferred stock financing transaction. The fair value of the BCF was calculated as the difference between the fair value of the number of shares issued upon conversion of the convertible notes and related accrued interest and the fair value of the preferred stock issued. The total BCF of $340,230 was recorded during 2014 as interest expense and additional paid-in capital.

Conversion of the Convertible Notes

In 2014, and in conjunction with the Series Seed equity issuance described in Note 5, the Company converted all outstanding convertible notes payable and accrued interest into 276,391 shares of convertible preferred stock.

F-17

Groundfloor Finance Inc. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

NOTE 4:	PROMISSORY NOTES

Promissory Notes

During 2015, the company entered into promissory notes with investors for total proceeds of $250,000. The notes bore interest at the rate of 12% per annum.

Conversion of the Promissory Notes

In November 2015, and in conjunction with the Series A equity issuance described in Note 5, the Company converted all outstanding promissory notes payable and accrued interest into 37,563 shares of Series A convertible preferred stock.

NOTE 5:	STOCKHOLDERS’ Equity

Capital Structure

Authorized Shares - The Company is authorized to issue 5,000,000 shares of no par value common stock and 1,316,181 shares of no par value preferred stock. The preferred stock has been designated as Series A Preferred Stock (the “Series A”), consisting of 747,385 shares, and Series Seed Preferred Stock (the “Series Seed”), consisting of 568,796 shares (collectively “Preferred Stock”).

Common Stock Transactions

During 2014, the Company issued 33,750 shares of restricted common stock to a key employee in exchange for services. During 2013, the Company issued a total of 1,090,000 shares of common stock, subject to certain restrictions.

Under the terms of the restricted common stock agreements, certain key employees and advisors vest in their stock over time. The Company has the right to purchase the unvested portion of the restricted common stock for the amount of the original purchase price per share, under certain conditions outlined in the restricted stock agreements. Additionally, vesting will accelerate upon a change in control of the Company. The amount of unvested restricted common stock as of December 31, 2015 was 30,110 shares.

Voting - The holders of common stock are entitled to one vote for each share of common stock held.

F-18

Groundfloor Finance Inc. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

NOTE 5:	STOCKHOLDERS’ Equity (continued)

Preferred Stock Transactions

Series A

During 2015, the Company issued 709,812 shares of Series A to investors for total proceeds of $4,748,705. In conjunction with the equity issuance, the Company converted all outstanding promissory notes payable and accrued interest totaling $251,295 into 37,561 shares of Series A.

Series Seed

During 2015 and 2014, the Company issued 201,146 and 91,259 shares, respectfully, to investors for total proceeds of $1,047,000 and $475,000. In conjunction with the equity issuance in 2014, the Company converted all outstanding convertible notes payable and accrued interest totaling $1,098,388 into 276,391 shares of Series Seed.

Voting - The holders of Preferred Stock are entitled to one vote for each share of common stock that the preferred shares are convertible into.

Liquidation - Upon any liquidation, dissolution, or winding up of the Company, the holders of Series A shall be entitled to be paid out of the assets of the corporation available for distribution to its stockholders before any payment shall be made to the holders of common stock or Series Seed, an amount per share equal to the greater of: i) the Series A original issue price of $6.69 per share, plus any dividends declared but unpaid, and ii) such amount per share as would have been payable had all shares of Series A been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series A the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series A pro rata in accordance with their ownership thereof.

After payment in full of the Series A preference amount, the Series Seed stockholders are entitled to a liquidation preference equal to the greater of: i) the Series Seed original issue price of $5.205 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series Seed been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series Seed the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series Seed pro rata in accordance with their ownership thereof. Any assets remaining after such preferential distribution shall be distributed to holders of the common stock.

F-19

Groundfloor Finance Inc. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

NOTE 5:	STOCKHOLDERS’ Equity (concluded)

Conversion - Shares of Preferred Stock are convertible into shares of common stock at the option of the holder at any time. The number of common stock shares for Preferred Stock can be determined by dividing the original issue price by the then-effective conversion price.

Mandatory Conversion - All outstanding shares of Preferred Stock shall automatically be converted into shares of common stock upon the closing of the sales of shares of common stock to the public, with gross proceeds to the Company of at least $30,000,000. All outstanding shares of Series A shall automatically be converted into shares of common stock by the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series A, voting as a single class. All outstanding shares of Series Seed shall automatically be converted into shares of common stock by the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series Seed, voting as a single class.

Dividends - All dividends shall be declared pro rata on the common stock and Preferred Stock on a pari passu basis according to the numbers of common stock held by such holders on an as converted basis.

NOTE 6:	STOCK OPTIONS

In August 2013, the Company adopted the 2013 Stock Option Plan (the “Plan”). The Plan provides incentives to eligible employees, officers, and directors in the form of incentive stock options and non-qualified stock options. The Company had reserved a total of 250,000 and 125,000 shares of common stock for issuance under the Plan as of December 31, 2015 and 2014. Of these shares, 99,880 shares are available for future stock option grants as of December 31, 2015.

The Board of Directors has the authority to administer the Plan and determine, among other things, the interpretation of any provisions of the Plan, the eligible employees who are granted options, the number of options that may be granted, vesting schedules, and option exercise prices. The Company’s stock options have a contractual life not to exceed ten years. The Company issues new shares of common stock upon exercise of stock options.

Due to limited historical data, the Company estimates stock price volatility based on the actual volatility of comparable publicly traded companies over the expected life of the option. The expected term represents the average time that options that vest are expected to be outstanding. The expected term for options granted to non-employees is the contractual life. The risk-free rate is based on the United States Treasury yield curve for the expected life of the option.

Management used the Black-Scholes-Merton option pricing model to determine the fair value of options and warrants issued during the years ended December 31, 2015 and 2014.

F-20

Groundfloor Finance Inc. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

NOTE 6:	STOCK OPTIONS (continued)

The assumptions used to calculate the fair value of stock options granted are as follows:

For the Year Ended December 31, 2015	Non- Employees	Employees

Estimated dividend yield	0.00%	0.00%
Expected stock price volatility	52.77%	52.77%
Risk-free interest rate	2.52%	1.60%
Expected life of options (in years)	10.00	5.90
Weighted-average fair value per share	$1.34	$1.06

For the Year Ended December 31, 2014	Non- Employees	Employees

Estimated dividend yield	0.00%	0.00%
Expected stock price volatility	64.01%	64.01%
Risk-free interest rate	2.41%	1.62%
Expected life of options (in years)	10.00	5.90
Weighted-average fair value per share	$0.98	$1.14

The following summarizes the stock option activity for the year ended December 31, 2015:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term

Outstanding - December 31, 2014	112,000	$1.98	9.9
Terminated	(24,080)	3.99
Granted	62,200	1.89

Outstanding - December 31, 2015	150,120	$1.61	8.8

F-21

Groundfloor Finance Inc. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

NOTE 6:	STOCK OPTIONS (concluded)

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term

Exercisable - December 31, 2015	77,782	$1.48	8.5

Exercisable to vest - December 31, 2015	140,121	1.60	8.7

The following table summarizes certain information about all stock options outstanding as of December 31, 2015:

Exercise Price	Number of Options Outstanding	Weighted-Average Remaining Contractual Life (In Years)	Number of Options Exercisable

$0.67	68,000	8.0	46,062
1.87	60,200	9.5	19,891
2.40	2,000	10.0	-
3.99	19,920	8.7	11,829

	150,120		77,782

As of December 31, 2015, there were 99,880 options available for grant, and there was approximately $72,000 of total unrecognized compensation cost related to stock option arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.6 years.

The Company recorded $39,970 and $12,005 in non-employee and $14,904 and $14,318 in employee share-based compensation expense during 2015 and 2014. In addition, the Company recorded $9,046 of share-based compensation expense related to the 13,500 shares of restricted common stock issued in exchange for services that vested in 2015.

F-22

Groundfloor Finance Inc. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

NOTE 7:	INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s deferred income tax assets and liabilities as of December 31, 2015 and 2014 are as follows:

	2015	2014
Deferred income tax assets and liabilities:
Net operating loss carryforwards	$1,351,000	$675,000
Share-based compensation	20,000	11,000
Depreciation and amortization	29,000	(16,000)
Accrued expenses	-	3,000
Valuation allowance	(1,400,000)	(673,000)

	$-	$-

The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such asset. The valuation allowance increased by approximately $727,000 and $622,000, respectfully, during the years ended December 31, 2015 and 2014.

As of December 31, 2015, the Company has federal and state net operating loss carryforwards of approximately $3,502,000 available to offset future federal and state taxable income, which begin to expire in 2033 and 2028.

The Tax Reform Act of 1986 contains provisions which limit the ability to utilize the net operating loss carryforwards in the case of certain events, including significant changes in ownership interests. If the Company’s net operating loss carryforwards are limited, and the Company has taxable income which exceeds the permissible yearly net operating loss carryforwards, the Company would incur a federal income tax liability even though net operating loss carryforwards would be available in future years.

F-23

Groundfloor Finance Inc. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

NOTE 7:	INCOME TAXES (concluded)

Income taxes computed at the statutory federal income tax rate are reconciled to the provision for income tax expense for 2015 and 2014 as follows:

	2015		2014
	Amount	% of Pre-tax Earnings	Amount	% of Pre-tax Earnings
Income tax expense at statutory rate	$(662,000)	(34.0)%	$(551,000)	(34.0)%
State taxes (net of federal benefit)	(89,000)	(4.6)%	(74,000)	(4.6)%
Non-deductible expenses	24,000	1.2%	3,300	0.2%
Change in valuation allowance	727,000	37.4%	621,700	38.4%

Provision for income tax expense	$-	0.0%	$-	0.0%

The Company recognizes interest and penalties related to uncertain tax positions in the provision for income taxes. As of December 31, 2015 and 2014, the Company had no accrued interest related to uncertain tax positions.

F-24

Exhibit 11.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the inclusion of our report dated March 9, 2016, with respect to the consolidated financial statements of Groundfloor Finance Inc. and Subsidiaries as of December 31, 2015 and 2014 and for the years then ended, appearing in this Rule 253(g)(2) Offering Circular Supplement No. 3 to the Regulation A Offering Statement on Form 1-A of Groundfloor Finance Inc. (File No. 024-10496).

Raleigh, North Carolina

March 17, 2016

This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this Supplement modifies and supersedes, in part, the information contained in the Offering Circular only with respect to the Project described above. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this Supplement.

We may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

The LROs covered by the Offering Circular may only be purchased by investors residing in California, Georgia, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia. This Supplement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the laws of any such state. In addition, the LROs are offered only to investors who meet certain financial suitability requirements outlined in the Offering Circular and the disclosures incorporated by reference therein.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.